SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                 SCHEDULE 13G
                                (Rule 13d-102)
            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (Amendment No. ___________)<FN1>


                            WANG LABORATORIES, INC.
---------------------------------------------------------------------------
                               (Name of Issuer)


            6 1/2% SERIES B CUMULATIVE CONVERTIBLE PREFERRED STOCK
---------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 93369N208
                               (CUSIP Number)

[FN]
<FN1>    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No. 93369N208          13G                  Page  2  of  10  Pages


  1     NAME OF REPORTING PERSONS
        S.S. or I.R.S. Identification Nos. of above persons

        LIPPER CONVERTIBLES, L.P.

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<FN1>

        JOINT FILING                                                 (a) / /
                                                                     (b) / /
  3     SEC USE ONLY


  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        NEW YORK

                     5    SOLE VOTING POWER

                          NONE
    NUMBER OF
     SHARES          6    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             206,000
      EACH
    REPORTING        7    SOLE DISPOSITIVE POWER
     PERSON
      WITH                NONE

                     8    SHARED DISPOSITIVE POWER

                          206,000

  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        206,000 (Not to be construed as an admission of beneficial ownership.)

  10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES<FN1>


  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        7.4%

  12    TYPE OF REPORTING PERSON<FN1>

        PN, BD

                    <FN1>SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP No. 93369N208          13G                  Page  3  of  10  Pages


  1     NAME OF REPORTING PERSONS
        S.S. or I.R.S. Identification Nos. of above persons

        LIPPER & COMPANY, L.P.

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<FN1>

        JOINT FILING                                                 (a) / /
                                                                     (b) / /

  3     SEC USE ONLY

  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

                     5    SOLE VOTING POWER

                          NONE
    NUMBER OF
     SHARES          6    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY              206,000
      EACH
    REPORTING        7    SOLE DISPOSITIVE POWER
     PERSON
      WITH                NONE

                     8    SHARED DISPOSITIVE POWER

                          206,000

  9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 206,000 (Not to be construed as an admission of beneficial ownership.)

  10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES<FN1>

  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        7.4%

  12    TYPE OF REPORTING PERSON<FN1>
        PN, IA, BD

                    <FN1>SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP No. 93369N208          13G                  Page  4  of  10  Pages


  1     NAME OF REPORTING PERSONS
        S.S. or I.R.S. Identification Nos. of above persons

        LIPPER & COMPANY, INC.

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<FN1>

        JOINT FILING                                                 (a) / /
                                                                     (b) / /

  3     SEC USE ONLY


  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

                     5    SOLE VOTING POWER

                          NONE
    NUMBER OF
     SHARES          6    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY              206,000
      EACH
    REPORTING        7    SOLE DISPOSITIVE POWER
     PERSON
      WITH                NONE

                     8    SHARED DISPOSITIVE POWER

                          206,000

  9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 206,000 (Not to be construed as an admission of beneficial ownership.)

  10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES<FN1>


  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        7.4%

  12    TYPE OF REPORTING PERSON<FN1>

        CO, HC

                    <FN1>SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP No. 93369N208          13G                  Page  5  of  10  Pages


  1     NAME OF REPORTING PERSONS
        S.S. or I.R.S. Identification Nos. of above persons

        KENNETH LIPPER

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<FN1>

        JOINT FILING                                                 (a) / /
                                                                     (b) / /

  3     SEC USE ONLY


  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES

                     5    SOLE VOTING POWER

                          NONE
    NUMBER OF
     SHARES          6    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY              206,000
      EACH
    REPORTING        7    SOLE DISPOSITIVE POWER
     PERSON
      WITH                NONE

                     8    SHARED DISPOSITIVE POWER

                          206,000

  9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 206,000 (Not to be construed as an admission of beneficial ownership.)

  10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES<FN1>


  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        7.4%

  12    TYPE OF REPORTING PERSON<FN1>

        IN

                    <FN1>SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.

     (a)  Name of issuer:  Wang Laboratories, Inc.
     (b) Address of issuer's principal executive offices: 600 Technology Park Drive, Billerica, Massachusetts 01821-4130

Item 2.

     (a)  Name of person filing:  Lipper & Company, Inc.
     (b)  Address or principal business office or, if none, residence:
          101 Park Avenue, 6th Floor, New York, New York 10178
     (c)  Citizenship:  Delaware
     (d) Title of class of securities: 6 1/2% Series B Cumulative Convertible Preferred Stock
     (e)  CUSIP No.:  93369N208

Item 3. If this statement is filed pursuant to Rules 13d-l(b), or 13d-2(b), check whether the person filing is a:

     (a)  / / Broker or dealer registered under section 15 of the Act
     (b)  / / Bank as defined in section 3(a)(6) of the Act
     (c)  / / Insurance company as defined in section 3(a)(19) of the Act
     (d) / / Investment company registered under section 8 of the Investment Company Act
     (e) / / Investment adviser registered under section 203 of the Investment Advisers Act of 1940
     (f) / / Employee benefit plan, pension fund which is subject to provisions of the Employee Retirement Income Security Act of 1974 or endowment fund; see Section 240.13d-1(b)(1)(ii)(F)
     (g)  /x/ Parent holding company, in accordance with Section
          240.13d-1(b)(ii)(G). (Note:  See Item 7)
     (h)  / / Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

Item 4.   Ownership

   As of December 31, 1996, the Reporting Persons may be deemed to beneficially own in the aggregate 206,000 shares of 6 1/2% Series B Cumulative Convertible Preferred Stock. Lipper & Company, L.P., Lipper & Company, Inc. and Kenneth Lipper each disclaims beneficial ownership of the securities of Wang Laboratories, Inc. directly beneficially owned by Lipper Convertibles, L.P., and the filing of this Schedule 13G shall not be construed as an admission that any of the foregoing companies, partnerships, or individuals, as the case may be, are the beneficial owner of any Wang Laboratories, Inc. securities.

     (a)  Amount beneficially owned:  See line item (9) of the cover pages.
     (b)  Percent of class:  See line item (11) of the cover pages.
     (c)  Number of shares as to which such person has:

           (i) Sole power to vote or to direct the vote: See line item (5) of the cover pages.
          (ii) Shared power to vote or to direct the vote: See line item (6) of the cover pages.
         (iii) Sole power to dispose or to direct the disposition of: See line item (7) of the cover pages.
          (iv) Shared power to dispose or to direct the disposition of: See line item (8) of the cover pages.

Item 5.   Ownership of 5 Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following / /.Instruction:
Dissolution of a group requires a response to this item.

Item 6.   Ownership of More than 5 Percent on Behalf of Another Person.

     The limited partners of Lipper Convertibles, L.P. may have the right to receive, or the power to direct the receipt of, dividends or proceeds from the sale of securities reported herein.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     See Exhibit A.

Item 8.   Identification and Classification of Members of the Group

     Not Applicable

Item 9.   Notice of Dissolution of Group

     Not Applicable

Item 10.  Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            February 12, 1997
                             ------------------------------------------------
                                                  Date

                             \s\
                             ------------------------------------------------
                                                Signature

                             Abraham Bitterman/Executive Vice President
                             ------------------------------------------------
                                               Name/Title

        Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                           EXHIBIT A TO SCHEDULE 13G
                   ITEM 7 DISCLOSURE RESPECTING SUBSIDIARIES


     Lipper & Company, L.P. ("L&Co. L.P.") is the general partner of Lipper Convertibles, L.P. ("LC"). Lipper & Company, Inc. ("L&Co. Inc.") is the general partner of L&Co. L.P. L&Co. Inc. is wholly owned by Kenneth Lipper ("K. Lipper"). L&Co. Inc. is a parent holding company as that term is defined by Rule 13d-1(b)(1)(ii)(G) of the Securities Exchange Act of 1934, as amended (the "Act"). LC is a broker-dealer registered under Section 15 of the Act. L&Co. L.P. is a broker-dealer registered under Section 15 of the Act and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended. L&Co. Inc. does not directly hold any shares of 6-1/2% Series B Cumulative Convertible Preferred Stock of Wang Laboratories, Inc. and thus meets the requirements under Rule 13d-1(b)(1)(ii)
(G) for a parent holding company. K. Lipper, the 100% shareholder of L&Co. Inc., does not directly hold any shares of 6-1/2% Series B Cumulative Convertible Preferred Stock of Wang Laboratories, Inc. and pursuant to the Edward C. Johnson 3d, (August 20, 1991), and the Warren E. Buffett and Berkshire Hathaway, Inc., (December 5, 1986) SEC No-Action Letters, K. Lipper is therefore eligible to file a Schedule 13G.

     LC is a New York limited partnership, L&Co. L.P. is a Delaware limited partnership, L&Co. Inc. is a Delaware corporation and K. Lipper is a United States citizen. Each of these entities' business address is as follows:

          101 Park Avenue
          6th Floor
          New York, New York 10178

     The persons filing this joint Schedule 13G may be deemed to beneficially own 6 1/2% Series B Cumulative Convertible Preferred Stock of Wang Laboratories, Inc. in the following amounts:

          Person               Shares of Wang          Shares Beneficially
                          Laboratories, Inc. Held             Owned
                           Directly or in Directly
                              Managed Accounts

 1. Lipper Convertibles,                   206,000                   206,000
    L.P.

 2. Lipper & Company,                            0                   206,000
    L.P.

 3. Kenneth Lipper                               0                   206,000

 4. Lipper & Company,                            0                   206,000
    Inc.

   Pursuant to Rule 13d-4, each of L&Co. L.P., L&Co. Inc. and K. Lipper disclaims beneficial ownership of the 6-1/2% Series B Cumulative Convertible Preferred Stock of Wang Laboratories, Inc., and the filing of this Schedule 13G shall not be construed as an admission that any such entity is the beneficial owner of any securities of Wang Laboratories, Inc.

                            JOINT FILING AGREEMENT

   Each of the undersigned persons hereby agrees and consents to this joint filing of Schedule 13G on its behalf, pursuant to Section 13(d) and (g) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder. Each of these persons is not responsible for the completeness or accuracy of the information concerning the other person making this filing unless such person knows or has reason to believe that such information is inaccurate.

Dated:  February 12, 1997


Lipper Convertibles, L.P.                Lipper & Company, L.P.


Name:   \s\                              Name:   \s\
Title:  Executive Vice President         Title:  Executive Vice President


Lipper & Company, Inc.                   Kenneth Lipper
Name:   \s\                              \s\
Title:  Executive Vice President